Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURTIES
The following summary includes a brief description of our ("Jefferies Financial Group Inc.," “Company,” “we,” “us” or “our”) common shares, par value $1.00 per share (“Common Shares”), as well as certain related additional information.
Authorized Capital
Pursuant to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company is authorized to issue 606,000,000 shares, which consist of 600,000,000 shares of our Common Shares, and 6,000,000 preferred shares, par value $1.00 per share (the “Preferred Shares”).
Dividend Rights
Subject to the rights of the holders of our Preferred Shares that may be outstanding, holders of our Common Shares are entitled to receive dividends as may be declared by the Company’s board of directors out of funds legally available to pay dividends.
Voting Rights
Each holder of our Common Shares is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of the Company’s shareholders.
No Preemptive, Conversion or Redemption Rights; No Sinking Fund Provisions
Holders of our Common Shares have no preemptive rights to purchase or subscribe for any shares or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our Common Shares.
Liquidation Rights
In the event of any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, and after the holders of our Preferred Shares shall have been paid in full the amounts to which they respectively shall be entitled, or an amount sufficient to pay the aggregate amount to which such holders will be entitled have been deposited in trust with a bank or trustee having its principal office in the Borough of Manhattan, City, County and State of New York, having a capital, undivided profits and surplus aggregating at least $50,000,000, for the benefit of the holders of our Preferred Stock, the remaining net assets of the Company shall be distributed pro rata to the holders of our Common Shares.
Transfer Restrictions
General. In order to protect our significant net operating losses (“NOLs”) and other tax attributes, our Common Shares are subject to certain transfer restrictions contained in the Certificate of Incorporation. The transfer restrictions generally impose restrictions on the transfer of our Common Shares to designated persons and the issuance of our Common Shares to certain target shareholders in connection with acquisition transactions.
Tax Law Limitations. The benefit of a company’s existing tax loss and credit carryovers, as well as the benefit of built-in losses, can be reduced or eliminated under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Section 382 limits the use of losses and other tax benefits by a company that has undergone an “ownership change,” as defined in Section 382 of the Code. Generally, an “ownership change” occurs if one or more shareholders, each of whom owns 5% or more in value of a company’s capital stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such shareholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a company’s capital stock are generally treated together as one 5% shareholder. In addition, certain attribution rules, which generally attribute ownership of stock to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities and also attribute ownership between and among certain family members, are applied in determining the level of stock ownership of a particular shareholder. Options (including warrants and other rights) to acquire capital stock may be treated as if they had been exercised, on an option-by-option basis, if the issuance, transfer or structuring of the option meets certain tests. All percentage determinations are based on the fair market value of a company’s capital stock, including any of our Preferred Shares that are voting or convertible (or that otherwise participate in corporate growth).
If an “ownership change” were to occur in respect of the company or any of its subsidiaries or subsidiary groups, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs or other tax attributes existing (or “built-in”) prior to such “ownership change” could not exceed an amount equal to the product obtained by multiplying (1) the aggregate value of the company, the subsidiary or the subsidiary group that underwent the “ownership change” by (2) the federal long-term tax exempt rate. Because the aggregate value of the company or any of its subsidiaries, as well as the federal long-term tax-exempt rate, fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of taxable income that could be offset by such NOLs or other tax attributes (and “built-in” losses) were an “ownership change” to occur in the future. However, if such limitation were to exceed the taxable income against which it otherwise would be applied for any year following an “ownership change,” the limitation for the ensuing year would be increased by the amount of such excess.
Description of Transfer Restrictions. The Certificate of Incorporation generally restricts until December 31, 2024 (or earlier, in certain events) any (1) attempted transfer of our Common Shares or any other securities that would be treated as our “stock” under the applicable tax regulations (referred to as “Jefferies Shares”) or (2) issuance of Jefferies Shares by us to a target shareholder in connection with an acquisition transaction (referred to as an “acquisition issuance”) if any person or group of persons would become a “5% shareholder” under the tax regulations or would be treated as owning 5% or more of our Common Shares as a result of such transfer or issuance. The transfer restrictions also restrict any attempted transfer or acquisition issuance of Jefferies Shares if such attempted transfer or acquisition issuance would increase the ownership percentage, as determined under applicable tax regulations, of any person or group of persons who is a “5% shareholder” or is otherwise treated as owning 5% or more of our Common Shares. This would include, among other things, an attempted acquisition of Jefferies Shares from an existing 5% shareholder. For these purposes, numerous rules of attribution, aggregation and calculation prescribed under the Code will be applied in determining whether the 5% thresholds have been met and whether a group exists. The transfer restrictions may also apply to proscribe the creation or transfer of certain “options,” which are broadly defined, in respect of the Jefferies Shares.
The transfer restrictions restrict a shareholder’s ability to acquire additional Jefferies Shares in excess of the specified limitations. Furthermore, in the case of certain large shareholders, the ability to dispose of Jefferies Shares currently held, or any other Jefferies Shares which the shareholder may acquire, may be restricted as a result of the transfer restrictions.
Generally, the restriction is imposed only with respect to the number of Jefferies Shares, or options with respect to Jefferies Shares (referred to as “Excess Shares”), purportedly transferred or otherwise deliverable in an acquisition issuance in excess of the thresholds established in the transfer restrictions. In any event, the restriction does not prevent a valid transfer if either the transferor or the purported transferee, in the case of a transfer, or the company or the applicable target shareholder, in the case of an acquisition issuance, obtains the approval of Leucadia’s board of directors.
Except for acquisition issuances, acquisitions of Jefferies Shares directly from us, whether by way of option exercise or otherwise, are not subject to the transfer restrictions. Consequently, persons or entities that are able to acquire Jefferies Shares directly from us, other than in an acquisition issuance, including our employees, officers and directors, may do so without application of the transfer restrictions, irrespective of the number of Jefferies Shares they are acquiring. As a result, those persons or entities dealing directly with us may be seen to receive an advantage over persons or entities that are not able to acquire Jefferies Shares directly from us and, therefore, are restricted by the terms of the transfer restrictions. It should be noted, however, that any direct acquisitions of Jefferies Shares from us first requires board approval and, in granting such approval, the board will review the implications of any such issuance for our NOLs and other tax attributes.
Jefferies’s board of directors has the discretion to approve a transfer or acquisition issuance of Jefferies Shares that would otherwise violate the transfer restrictions. Nonetheless, if the board of directors decides to permit a transfer or acquisition issuance that would otherwise violate the transfer restrictions, that transfer or acquisition issuance could, under the tax rules, be aggregated with other transfers or acquisition issuances and could result in an “ownership change” that would limit the use of our tax attributes. The board of directors intends to consider any attempted transfer or acquisition issuance individually and determine at the time whether it is in the best interest of our company, after consideration of any factors that the board deems relevant, to permit the transfer or acquisition issuance notwithstanding that an “ownership change” may occur.
The Certificate of Incorporation further provides that all certificates representing Jefferies Shares bear the following legend:
“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS PURSUANT TO PART III OF ARTICLE FOURTH OF THE CERTIFICATE OF INCORPORATION OF LEUCADIA NATIONAL CORPORATION REPRINTED IN ITS ENTIRETY ON THE BACK OF THIS CERTIFICATE.”
In accordance with the transfer restrictions, we will not permit any of our employees or agents, including the transfer agent, to record any transfer or acquisition issuance of Excess Shares. As a result, requested transfers of Jefferies Shares may be delayed or refused.
The Certificate of Incorporation provides that any transfer or acquisition issuance attempted in violation of the restrictions shall be void ab initio, even if the transfer or acquisition issuance has been recorded by the transfer agent and new certificates issued. The purported transferee or purported holder of the Jefferies Shares is not entitled to any rights of a shareholder with respect to the Excess Shares, including the right to vote the Excess Shares, or to receive dividends or distributions in liquidation in respect thereof, if any.
If an acquisition issuance would result in the delivery of Excess Shares to a target shareholder, the company is required to deliver the Excess Shares to an agent designated by Leucadia’s board of directors instead of the target shareholder who would otherwise receive the Excess Shares in connection with the acquisition issuance. Similarly, if Leucadia’s board of directors determines that a purported transfer or acquisition issuance has violated the transfer restrictions, we will require the purported transferee or purported holder to surrender the Excess Shares, and any dividends the purported transferee or purported holder has received on the Excess Shares, to an agent designated by Leucadia’s board of directors. In each case, the agent will then sell the Excess Shares in one or more arm’s-length transactions, executed on the New York Stock Exchange, if possible, to a buyer or buyers, which may include us; provided that nothing will require the agent to sell the Excess Shares within any specific time frame if, in the agent’s discretion, the sale would disrupt the market for the Jefferies Shares or have an adverse effect on the value of the Jefferies Shares. If the purported transferee or purported holder has sold the Excess Shares before receiving our demand to surrender the Excess Shares, the purported transferee or purported holder generally will be required to transfer to the agent the proceeds of the sale and any distributions the purported transferee or purported holder has received on the Excess Shares. From any net sales proceeds or amounts received from a purported transferee or purported holder, which in certain circumstances may be reduced by the agent’s expenses, the agent will reimburse the purported transferee or purported holder for the price paid for the Excess Shares or the fair market value of the Excess Shares as of the close of the day prior to the acquisition issuance or the attempted transfer to the purported transferee by gift, inheritance or similar transfer. Any remaining proceeds will then be paid to one or more charities selected by the Company’s board of directors.
The transfer restrictions and related provisions contained in Company’s Amended and Restated By-Laws, as amended (the “By-Laws”) may be deemed to have an “anti-takeover” effect because they restrict the ability of a person or entity, or group of persons or entities, to accumulate in the aggregate 5% or more of the total value of the Jefferies Shares or 5% or more of our Common Shares and the ability of persons, entities or groups whose ownership of Jefferies Shares meets either of these thresholds to acquire additional Jefferies Shares. The transfer restrictions discourage or prohibit accumulations of substantial blocks of shares for which shareholders might receive a premium above market value.
Notwithstanding the restrictions, however, there remains a risk that certain changes in relationships among shareholders or other events will cause a change of ownership to occur under Section 382 of the Code. Further, there can be no assurance, in the event transfers or acquisition issuances in violation of the transfer restrictions are attempted, that the Internal Revenue Service will not assert that those transfers or acquisition issuances have federal income tax significance notwithstanding the transfer restrictions. As a result, the transfer restrictions serve to reduce, but not necessarily eliminate, the risk that Section 382 of the Code will cause the limitations described above on the use of our tax attributes.
The determination of 5% shareholder status is based upon a holder’s percentage ownership, taking into account certain rules of attribution, of the total value of the aggregate outstanding Jefferies Shares or our Common Shares. Future changes in the capitalization of the Company may affect who will be deemed a 5% shareholder, thereby affecting the applicability of the transfer restrictions to future transfers or acquisition issuances of Jefferies Shares.
Holders are advised to carefully monitor their ownership of our Common Shares (and any securities of Leucadia that may constitute Jefferies Shares for purposes of the transfer restrictions) and should consult their own legal advisors and/or the Company to determine whether their ownership approaches the prohibited level.
Certain Other Provisions of Our Certificate of Incorporation and By-Laws
The Certificate of Incorporation and/or the By-Laws, include the following provisions, not previously discussed above, that may have effect of delaying, deferring or preventing a change in control of the Company:

•	Our board of directors may adopt, amend or repeal the By-Laws without shareholder approval;

•	Vacancies on our board of directors (including any vacancy due to an increase in the size of our board of directors) may be filled by a majority of remaining directors, although less than a quorum;

•	Our directors may only be removed with cause;

•
Our By-Laws establish an advance notice procedure and proxy access procedures for shareholders to submit proposed nominations of persons for election to our board of directors at our annual meeting of shareholders;

•	Our By-Laws otherwise limit the ability to call special meetings of shareholders to our board of directors; and

•	Our board of directors is authorized to issue Preferred Shares without shareholder approval.
The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and the By-Laws.  For additional information we encourage you to read: the Certificate of Incorporation and By-Laws; and applicable provisions of the Business Corporation Law of the State of New York, including Section 717, Section 912 and Section 513.